SILVER BUTTE COMPANY

45 N.E. Loop 410, Suite 495

San Antonio, TX 78216

Tel (210) 524-9725

Fax (210)325-7324

March 28, 2011

H. Roger Schwall

Securities & Exchange Commission

100 F. St. N.E.

Washington, DC 20549

Re:

Silver Butte Company

Form 10-K for the Fiscal Year Ended August 31, 2010

Filed November 10, 2010

Form 10-Q for the Fiscal Year Ended November 30, 2010

Filed January 12, 2011

Form 8-K

Filed January 14, 2011

Amendment No. 1 to Preliminary Information Statement on Schedule 14C

Filed January 24, 2011

File No. 1-05790

Mr. Schwall:

This letter is written in response to the Staff's comments dated February 24, 2011.   The following are Silver Butte's responses:

General

1.

The Registrant notes the Staff's request to delay filing the definitive Schedule 14C until the outstanding comments are resolved.

Schedule 14C/A

2.

(a)  Regarding Schedule A, Item 14(b)(6), all references to "Reports, opinions, and appraisals" have been deleted from the Schedule 14C.

(b)  Regarding Schedule A, Item 14(b)(7) the information required by Items 1005(b) titled "Significant corporate events", the Registrant has added the following disclosure to the Schedule 14C:

During the two months preceding the acquisition of Gulfmark Energy Group by Silver Butte Company, Gregory Wilson, an affiliate of and legal counsel for Gulfmark Energy Group, contacted Terrence Dunne, President of Silver Butte Company concerning a possible business combination between the two corporations.  Messrs. Ward, Wilson and Dunne met on January 3, 2011 to discuss the terms and conditions of a proposed business combination.  The meeting resulted in the signing of the Share Exchange Agreement on January 12, 2011 whereby Silver Butte Company acquired voting control of the Gulfmark Energy Group shares and Michael and Royis Ward were nominated to the board of directors and executive officer positions.

(c)  Regarding Schedule A, Item 14(b)(7) the information required by Items 1010(a)(1) titled, "Agreements, regulatory requirements and legal proceedings", all material understandings are contained in the Share Exchange Agreement.

3.

The Registrant has included the financial statement information required by Item 14 in the body of the Schedule 14C and eliminated the reference to incorporation by reference.

Purpose and Effect of the Increase in Company Authorized Capital

4.

The 14C has been revised to include the following disclosure:

"The Company's former board of directors, whom had no interest in the Gulfmark acquisition transaction,  authorized the Company to enter into a share exchange agreement with Gulfmark Energy Group, Inc. and its shareholders on January 12, 2011.  The Board of Directors of Silver Butte Company unanimously approved the Share Exchange Agreement.  The Nevada Revised Statutes (NRS) Section 78.120 states that the board of directors has full control over the affairs of the corporation, unless limited by the articles of incorporation.  There is no such limitation in the Silver Butte articles of incorporation.  The Silver Butte board of directors authorized the payment of common and preferred Silver Butte capital stock in exchange for the Gulfmark Energy Group capital stock.  Nevada law does not require a shareholder vote or approval for this type of corporate action.

On January 12, 2011, our board of directors authorized the issuance and did issue four Gulfmark shareholders 278,759,367 shares of our common stock. Under Nevada law Section 78.211, our board of directors has authority to price and issue our stock. This represented our down payment on the purchase price of the Gulfmark common and preferred stock.  We took legal title to the Gulfmark shares with this payment.

The shareholders listed on the Table in the 14C became shareholders of Silver Butte Company on January 12, 2011.  These shares were authorized for issuance by the board of directors of Silver Butte comprised of Terrence J. Dunne, Martyn A. Powell and Edward C. Wert.  NRS 78.211 provided this board of directors with authority to issue these 278,759,367 voting common shares.  Messrs. Ward, Ward, Wilson and Simon have voted in favor of the proposal to increase the authorized capital.   They are not "authorizing" shares for issuance to themselves.  They are consenting to this corporate action which was authorized by the unanimous consent of the former Silver Butte board of directors.

Even though Silver Butte did not have sufficient capital to pay all of the consideration associated with its purchase of the Gulfmark Energy Group common stock, there was sufficient common stock capital to make a down payment on the purchase price.   This down payment constituted 93.4% voting control of Silver Butte.  Silver Butte is contractually obligated to pay the balance of the purchase price which was unanimously authorized by the former board of directors.

Nevada law and the Silver Butte articles of incorporation permit the majority shareholders to act by written consent in lieu of a meeting as a means to reduce costs associated with calling a special shareholder meeting.  NRS Section 78.320 states that provides that the written consent of the holders of outstanding shares of voting capital stock, having not less than the minimum number of votes which would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on a matter were present and voted, may be substituted for the special meeting.  Silver Butte's articles of incorporation permit this action.  Article XI titled, "Action by Majority Consent of Stockholders" states  any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting if, before or after the action, a written consent thereto is signed by stockholders holding at least a majority of the voting power, except that if a different proportion of voting power is required for such an action at a meeting, then that proportion of written consents is required.

No consideration was given in regard to seeking any other shareholder vote on these matters because it is not required under Nevada law.

Silver Butte has 10,000,000 shares of authorized preferred stock capital, none of which is presently issued and outstanding.  Silver Butte's board of directors had and has authority to issue at least 10,000,000 of a Series A preferred stock under the Exchange Agreement, a designation which in and of itself would carry additional 200 million votes.  This was not designated or issued because the 93.4% voting common stock was sufficient to obtain majority shareholder consent to the corporate actions as provided for under Nevada law.

5.

Gulfmark Energy Group, Inc. has 26,950,000 common shares issued and outstanding and 11,000,000 Series A Preferred shares issued and outstanding.

6.

Silver Butte intends to designate the Series B Preferred stock which may be used in the future in a private offering.   As of the date of this letter, there is no present intent to issue the Series B Preferred Stock.

Amendment No. 1 to Preliminary Information Statement on Schedule 14C and Form 8-K filed January 14, 2011

7.

Item 401(f) (1)requires the disclosure of the Bentley bankruptcy event.  It requires that the Company describe any of the bankruptcy events that occurred during the past ten years and that are material to an evaluation of the ability or integrity of any director, person nominated to become a director or executive officer of the registrant.

The disclosures have been revised in the 14C and 8-K to include additional details about the Bentley bankruptcy.

Form 10-K for the Fiscal Year Ended August 31, 2010 and Form 10-Q for the Fiscal Quarter Ended November 30, 2010

Disclosure Controls

8.

The Company affirms that the Company's disclosure controls and procedures are effective as of the [report date] to cause the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods prescribed by SEC, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Principal Financial Officer (Chairman of the Board), as appropriate, to allow timely decisions regarding required disclosure.

Our following periodic reports under this item will state the following:

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are designed to be effective in providing reasonable assurance that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission (the “ SEC”), and that such information is accumulated and communicated to our management to allow timely decisions regarding required disclosure.

In designing and evaluating disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute assurance of achieving the desired objectives. Also, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. The design of any system of controls is based, in part, upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Principal Financial Officer (Chairman of the Board), of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon that evaluation, management concluded that our disclosure controls and procedures are effective as of the [report date] to cause the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods prescribed by SEC, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Principal Financial Officer (Chairman of the Board), as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There was no change in our internal controls over financial reporting identified in connection with the requisite evaluation that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Limitations

Our management, including our Chief Executive Officer and Principal Financial Officer (Chairman of the Board), does not expect that our disclosure controls or internal controls over financial reporting will prevent all errors or all instances of fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and any design may not succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures. Because of the inherent limitation of a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Form 8-K Filed January 14, 2011

9.

The reference to Blanco drilling revenues has been deleted.

Oil and Gas Properties, page 22

10.

The reference to production data from nearby drilled oil wells has been deleted.

11.

The Kiefer Lease is in the "oil window" of the Eagle Ford shale formation.  The Company's principal focus Eagle Ford shale oil, not gas or shallow production.  Reference to gas pipeline and shallow oil has been deleted.

Exhibit 99.1

Financial Statements of Gulfmark Energy Group, Inc.

General

12.

August 11, 2010 was the date of the Company’s first transactions, while August 9, 2010 was the incorporation date.  The financial statements were changed to reflect the August 9, 2010 date.

13.

Note 1 has been changed as follows:  “The Company is developing an oil and gas business in Texas including contract drilling.  Its current operations consist of moving rigs into position to commence drilling activities.  The Company recognized it first drilling revenues on November 18, 2010.”

14.

The Kiefer Lease acquired in January 2011 is a non-producing lease.  The oil and gas production mentioned is not owned by Gulfmark.  The description of this non-producing lease has been changed on pages 5 and 21.

Note 1-Organization and Business Activity, page 7

15.

Item 1. titled, "Business"  on page 4 has been revised to indicate that Michael Ward formed all of the corporations.

The following explanation was added to Note 1:

“Each company was organized by the Company’s president and chief executive officer.  On October 8, 2010, Gulfmark Energy Group, Inc. acquired Gulfmark Resources, Inc. and Blanco Drilling, Inc. in a share exchange transaction whereby Gulfmark Energy group acquired all of the outstanding capital stock from the Gulfmark Resources and Blanco Shareholders.”

The new drilling rig purchased from a third party was actually purchased on October 31, 2010 and is included in the drilling equipment reflected on the October 31, 2010 consolidated financial statements.

The Kiefer Lease was acquired in January, 2011 and therefore is not included in the consolidated financial statements and is not disclosed in the accompanying notes (subsequent events) as issuance date of the consolidated financial statement was December 14, 2010.

16.

The disclosure has been expanded on page 4 to indicate that the two subsidiaries, Gulfmark Resources, Inc. and Blanco Drilling, Inc., were acquired in a share exchange transaction.

The following was added to Note 1 to explain the acquisition.

“On October 8, 2010, the two majority shareholders of the Company contributed assets from other companies they owned to the Company or its subsidiaries at their  historical net book value in exchange for 11,000,000 shares of the Company’s preferred stock and 26,800,000 shares of the Company’s common stock as follows:

Drilling rigs	$ 171,815
Land, buildings and improvements	126,627
Furniture and fixtures	43,244
Other equipment	179,366
521,052
Less accumulated depreciation	(386,619)
$ 134,433 “

The $134,433 equals the value of shares issued in the acquisition of the subsidiaries which is reflected in the consolidated statement of stockholders’ equity.

17.

The Kiefer leasehold acquired by the Company was not involved in any exploration or production activities during the two preceding years.

The drilling rig and other assets acquired from the related parties (as described in comment 16 above) were idle assets owned by companies controlled by the Ward family.  The drilling rig had not been active for at least eighteen months and prior to that it was used to drill wells owned by the Ward family.

18.

In Note 2 the company has made this statement.

“The Company has selected October 31 as its fiscal year end.”

Note 2 - Summary of Significant Accounting Policies, page 7

19.

At October 31, 2010 and as of the issuance date of December 14, 2010, the Company had not purchased any oil and gas leases and had not determined which accounting method for oil and gas activities would be adopted.  The following was added to Note 9.

“As of December 14, 2010 the Company does not have any investment in oil and gas leases and, therefore, management has not made a decision as to which accounting method, successful efforts or full cost, will be used to account for the Company’s future oil and gas activities.”

Note 3- Property, Plant and Equipment, page 11

20.

Note 3 was amended to include the following disclosures:

“On October 31, 2010 the Company purchased a U-34B drilling rig and other miscellaneous parts, equipment, and rolling stock for a total negotiated purchase price of $584,000 with an unaffiliated third party seller.  The terms of the purchase included $150,000 in cash, the assumption of a $334,000 bank note, and the issuance of 150,000 shares of the Company’s common stock valued at $100,000.  The value of the common stock was determined as follows:

Fair value of the purchased rig	$584,000
Less: Cash paid	(150,000)
Bank note assumed	(334,000)
Value of common stock	$100,000

The fair value of the rig was determined by comparing the fair value of this rig with other similar rigs available for sale in the marketplace and the negotiated purchase price.”

Exhibit 99.2

Pro Forma Financial Statements

General

21.

The Proforma financial statements have been revised based on the Company accountants discussions with SEC staff.

The Company acknowledges the following  in connection with the Company's response to the SEC comment letter:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the  filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SILVER BUTTE COMPANY

/s/ Michael Ward

_________________________

By: Michael Ward

Title: President